

June 29, 2018

James Sagemark
Chief Executive Officer
InSitu Biologics, Inc.
38730 Woodlane Drive
Suite 102
Woodbury, MN 55125

      Re: InSitu Biologics, Inc.
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed June 22, 2018
          File No. 024-10845

Dear Mr. Sagemark:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2018 letter.

Form 1-A Filed June 22, 2018

Description of the Business, page 55

1. We note that in response to prior comment 5 you have deleted the section titled "Overview of Clinical Data & Process." Please provide the details and parameters of your preclinical trials, including endpoints, duration of treatment, metrics utilized, statistical significance, etc. We note that this information is material to an understanding of your business. In your discussion, please do not make conclusions related to safety and efficacy. You may provide observations or summaries of the observations from the trials.

James Sagemark
InSitu Biologics, Inc.
June 29, 2018
Page 2

In addition, please remove the exhibit titled "An evaluation of the analgesic effect of AnestaGel on the mechanical allodynia in a rat mode of post operative incision paid" from your offering statement.

General

2.   Please update your website to include: (i) from whom a copy of the most recent version of the preliminary offering circular may be obtained; (ii) the URL to the preliminary offering circular; or (iii) a complete copy of the preliminary offering circular. Please refer to Rule 255(b)(4).

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jillian Sidoti, Esq.